EXHIBIT 99.1

Re:  Immediate Supplementary Report - Update regarding Company’s Debentures

Ramat Gan, Israel - January 30, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s Immediate Report dated January 23, 2019, the Company now reports that its Debenture Holders (Series C and D) decided to appoint a joint representation for both series and that the representative would be “Performance Capital Markets (1992) Ltd.” - through Mr. Edward Keller.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.